NEWS RELEASE	ELD No. 12-02
TSX: ELD NYSE: EGO ASX: EAU	January 9, 2012

2011 Operating Results / 2012 Operating Guidance

 Dividend Payment Increases 50%

VANCOUVER - BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado”, the “Company” or “We”), is pleased to announce the 2011 operating results and to provide operating guidance for 2012.

2011 Operating Results

(All figures in United States dollars, unless otherwise noted)

All the mining operations of the Company performed strongly through the fourth quarter, contributing to the total gold production of 168,933 ounces and iron ore production of 150,309 tonnes.

The year-end 2011 production of 659,134 ounces of gold at a cash cost of $405 compares favorably with our mid-year guidance of 650,000 ounces at $400 per ounce.

Table 1 provides details of the individual contributions of the Company’s gold mines and the Vila Nova iron ore mine.

Table 1

	2011 Q4	2011
Realized Gold Price ($/oz)	1,686	1,582
Gold Sold (oz)	168,712	658,919
Gold Produced (oz)[1]	168,933	659,134
Cash Cost ($/oz)	418	405
[1] Includes 484 ounces of pre-commercial production from Efemcukuru

Kisladag
Gold Sold (oz)	80,572	284,917
Gold Produced (oz)	80,339	284,648
Tonnes to Pad	3,320,042	12,375,948
Grade (g/t)	0.98	0.95
Cash cost ($/oz)	351	374

Jinfeng
Gold Sold (oz)	38,672	177,758
Gold Produced (oz)	38,641	177,757
Tonnes Milled	383,226	1,544,965
Grade (g/t)	3.63	4.06
Cash cost ($/oz)	525	442

Tanjianshan
Gold Sold (oz)	27,564	114,969
Gold Produced (oz)	27,564	114,969
Tonnes Milled	284,138	1,005,236
Grade (g/t)	3.56	3.96
Cash cost ($/oz)	418	378

White Mountain
Gold Sold (oz)	21,904	81,275
Gold Produced (oz)	21,905	81,276
Tonnes Milled	184,956	708,882
Grade (g/t)	4.29	4.37
Cash cost ($/oz)	471	474

Efemcukuru
Tonnes Milled	53,013	112,612
Grade (g/t)	7.84	8.21
Gold Produced (oz)	484	484
Cash cost ($/oz)	-	-
Gold concentrate produced	12,207	26,098

Vila Nova (iron ore)
Tonnes Sold	173,766	473,387
Tonnes Produced	150,309	513,581
Cash cost ($/tonne)	70.80	63.90

Dividend

In accordance with the Company’s enhanced dividend formula (news release #11-18, dated October 17, 2011); the Company is declaring and will be paying a dividend of CDN$0.09 per share. The total amount represents approximately $150 per ounce of gold sold by Eldorado in the second half of 2011. The dividend will be paid on February 14, 2012 to shareholders of record at the close of business on January 31, 2012.

2012 Guidance

With the completion of construction and commissioning of Efemcukuru in 2011, 2012 will benefit from a full year of gold production. In addition, the planned completion of Eastern Dragon construction in 2012 will result in the first contribution from this gold mine in the second half of 2012.

Mine	Gold Production (oz)	Cash Cost ($/oz)	Capital Expenditure ($M)
Kisladag	285,000 – 295,000	385 – 395	175
Efemcukuru	125,000 – 135,000	330 – 350	30
Jinfeng	120,000 – 125,000	675 – 695	50
Tanjianshan	100,000 – 110,000	445 – 460	10
White Mountain	75,000 – 80,000	535 – 550	15
Eastern Dragon	25,000 – 30,000	65 – 80	45
	730,000 – 775,000	430 – 450	325

Mine	Iron Ore Production (tonnes)	Cash Cost ($/tonne)
Vila Nova	560,000 – 600,000	65 – 75	10

Principal assumptions used in the preparation of guidance for 2012 include:

Gold Price

$1,700/oz

Iron Ore Price

$   100/tonne

Silver Price

$     35/oz

Oil Price

$   100/barrel

Exchange Rate

CAD vs USD

1.00

RMB vs USD

6.20

EURO vs USD

0.70

YTL vs USD

1.70

REAL vs USD

1.60

Exploration

The worldwide exploration budget for 2012 is estimated at $66 million. $33 million of the total budget is assigned to near mine exploration programs where we plan to take advantage of both existing infrastructure and highly prospective targets.

Of the $66 million budget, approximately $27 million will be spent in China and $16 million will be spent in Brazil, with the remaining balance to be used in Turkey and Greece, and on generative programs.

Kisladag

In 2012 the Kisladag Mine will place 12.5 million tonnes of ore on the leach pad at a grade of 1.08g/t Au, with a strip ratio of 1.3:1. The 12.5 million tonnes is the design capacity for the new equipment commissioned in 2011.  Capital spending in 2012 is estimated at $175 million. Most of this is for the commencement of engineering works on the expansion project to take Kisladag up to 25 Mtpa of crushed material plus 8 Mtpa of Run-of-mine material. The total cost for this project is $354 million and commissioning is expected during 2014.

Major capital items are:

•

$75.0 million for procurement of mining and process equipment

•

$76.8 million for site construction and infrastructure facilities

•

$   8.0 million for engineering and construction management

•

$   9.2 million in capitalized waste stripping

•

$   6.0 million for major mining equipment overhauls

Final appeal on the challenge against the Environmental Impact Assessment (“EIA”) was decided at the High Court on December 7, 2011 in favour of Eldorado. The case is now closed.

Exploration at Kisladag in 2012 will be a continuation of the 2011 geophysical surveying for deep target generation, with diamond drill testing (10,000 metres) of identified targets.

Jinfeng

Jinfeng will process 1.38 million tonnes of ore at a grade of 3.25 g/t Au. 352,000 tonnes of ore will come from the open pit as we are currently completing a phased cutback; 523,000 tonnes from underground, and the remainder from existing stockpiles. Capital spending in 2012 will be approximately $50 million.

Major capital items are:

•

$19.5 million in capitalized waste stripping

•

$  6.4 million in underground development

•

$  5.4 million for plant improvement projects

Exploration at Jinfeng will consist of surface and underground drilling in the immediate mine area (25,000 metres).  Regional exploration will continue on our 11 exploration licenses and will include up to 13,000 metres of diamond drilling.

Tanjianshan

Tanjianshan will process 1.0 million tonnes of ore at 3.74 g/t Au. Mining will continue from the JLG open pit at a strip ratio of 1.39:1. Capital spending for 2012 will be $10 million, with the major item being:

•

$5.9 million for Tailings Dam 4 construction

Exploration at Tanjianshan will consist of diamond drill testing of deep inferred resource mineralization located below the current JLG pit bottom and for potential bridging mineralization between the main JLG and M7 zones (5,000 metres). General target generation and drill testing (4,500 metres) will continue in the surrounding exploration licenses.

White Mountain

White Mountain will process 725,000 tonnes of ore at 4.00 g/t Au. Capital expenditures for 2012 are estimated to be $15 million, and the major items are:

•

$7.4 million for underground development

•

$0.9 million for the raising of the tailings dam wall

Exploration at White Mountain will include underground drilling (12,000 metres) to test continuity of the deep down-plunge mineralization intersected in 2011, as well as surface drilling of geochemical targets along strike from the deposit (6,000 metres). We will be active on advanced exploration work on five exploration licenses in the district, with diamond drill programs totaling an additional 6,000 metres.

Efemcukuru

Efemcukuru will process 380,000 tonnes of ore at 10.12 g/t Au. Capital expenditures for the year will total

$30 million and will include:

•

$15.2 million for completion of the construction program

•

$  7.6 million for underground capital development

•

$  1.8 million to construct a road to bypass a local village

Exploration at Efemcukuru will continue to focus on drill testing the Kestani Beleni northwest extension and Kokarpinar vein systems, with 12,000 metres of drilling planned.

Eastern Dragon

The Eastern Dragon project will complete construction in third quarter of 2012 and then process 58,000 tonnes of ore at 16.82 g/t Au and 128 g/t Ag. Capital spending for 2012 to complete project construction is estimated to be $45 million.

Perama Hill

During the first quarter of 2012 we expect to receive approval of the Pre-Environmental Impact Assessment and submit the full EIA.  Construction is expected to commence in the second half of 2012.

Tocantinzinho

The Tocantinzinho project (“TZ”) will continue to be advanced through 2012 with the completion of the Feasibility Study (“FS”) scheduled for the second quarter and the Environmental Impact Assessment Study approval anticipated in the third quarter of 2012.  Receipt of the EIA and completion of the FS will enable a construction decision to be made on TZ in 2012.

Outlook

“Eldorado remains committed to building a successful, high quality, profitable gold company. The addition of the Efemcukuru mine in 2011 and the planned start-up of the Eastern Dragon mine in 2012 continue to increase the Company’s production while maintaining costs in the lower quartile of gold producers,” commented Paul Wright, President and CEO. “The announced European Goldfields transaction will enable the Company to continue to strengthen its performance and provide superior returns for its shareholders through the addition of more low cost production in districts with significant opportunities for further reserve addition through exploration.”

Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey, China, Brazil and Greece. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that our company is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

 Paul N. Wright

 President and Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to the 2011 Operating Results and 2012 Operating Guidance.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2011.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO). Our Chess Depositary Interests trade on the Australian Securities Exchange (ASX: EAU).

Contact:

Nancy Woo, VP Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

                                      website: www.eldoradogold.com

Request for information packages: Reception@eldoradogold.com